EXHIBIT 11 COMPUTATION OF LOSS PER SHARE

(In thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
NUMERATOR:
Net loss attributable to the Company – common shares	$(39,025)	$(53,179)	$(182,654)	$(185,011)
Less: Participating securities dividends	383	235	7,858	1,448
Less: Income (loss) attributable to the Company – unvested shares	-	-	-	-

Net loss attributable to the Company per common share – basic and diluted	$(39,408)	$(53,414)	$(190,512)	$(186,459)

DENOMINATOR:
Weighted average common shares outstanding - basic (1)	82,543	82,375	82,598	82,317
Effect of dilutive securities:
Stock options and common stock warrants (2)	-	-	-	-
Weighted average common shares outstanding - diluted (1)	82,543	82,375	82,598	82,317

Net loss attributable to the Company per common share:
Basic	$(0.48)	$(0.65)	$(2.31)	$(2.27)
Diluted	$(0.48)	$(0.65)	$(2.31)	$(2.27)

(1)     In connection with our stock purchase program discussed further under Part II, Item 2 of this Quarterly Report on Form 10-Q, 111,291 shares purchased by a subsidiary of ours have been included in treasury shares and excluded from this Quarterly Report on Form 10Q loss per share calculation. The outstanding shares held by our subsidiary are included in shares outstanding on the cover of this Quarterly Report on Form 10-Q.

(2)     Equity awards of 5.3 million and 4.2 million were outstanding as of June 30, 2012 and 2011, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.

We completed a voluntary stock option exchange program on March 21, 2011 and exchanged 2.5 million stock options granted under the 2008 Executive Incentive Plan for 1.3 million replacement stock options with a lower exercise price and different service and performance vesting conditions.  We accounted for the exchange program as a modification of the existing awards under ASC 718 and will recognize incremental compensation expense of approximately $1.0 million over the service period of the new awards.